Exhibit 99.2

TIME SENSITIVE Deadlines noted on reverse.	PROXY SOLICITED BY MANAGEMENT Special Meeting of Shareholders on November 25, 2009
The undersigned holder of Common Shares (the “Shareholder”) of EnCana Corporation (“EnCana”) HEREBY APPOINTS David P. O’Brien, Chairman of the Board, or failing him Randall K. Eresman, President & Chief Executive Officer, or instead of either of the foregoing,                                as proxyholder (the “Proxyholder”) for and in the name of the undersigned to attend, vote and act on behalf of the undersigned at the Special Meeting of Shareholders of EnCana to be held on November 25, 2009 (the “Meeting”) at 10:00 a.m. (Calgary time) for holders of record on October 6, 2009, and at any adjournments thereof, to the same extent and with the same powers as if the undersigned were personally present at the Meeting or any continuation thereof.
A Shareholder entitled to vote at the Meeting may appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in this form of Proxy. To exercise this right, the names of David P. O’Brien and Randall K. Eresman should be crossed out and the name of the Shareholder’s Proxyholder should be legibly printed in the blank space provided above.
The Meeting is being held pursuant to an interim order of the Court of Queen’s Bench of Alberta dated October 16, 2009 for the common shareholders of EnCana to vote on the matters noted below.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR MATTERS 1, 2 AND 3 BELOW.
Without limiting the general powers conferred, the undersigned hereby directs the Proxyholder to vote the EnCana Common Shares represented by this form of Proxy in the manner indicated below:
1.	To vote FOR ☐ or AGAINST ☐ a special resolution, the full text of which is set forth in Appendix “A” to the accompanying Information Circular, approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act pursuant to which, among other things, common shareholders of EnCana will receive one new common share in EnCana and one common share in a new public company called “Cenovus Energy Inc.” in exchange for each common share of EnCana held.
2.	To vote FOR ☐ or AGAINST ☐ an ordinary resolution ratifying and approving an employee stock option plan for Cenovus Energy Inc.
3.	To vote FOR ☐ or AGAINST ☐ an ordinary resolution ratifying and approving a shareholder rights plan for Cenovus Energy Inc.
The arrangement contemplates, among other things, a proposed corporate reorganization of EnCana which will result in the division of the businesses of EnCana into two publicly traded energy companies.
All of the above are described in the accompanying Information Circular.

If no choice is specified for any of the above matters, the Proxyholder will vote FOR each of items 1, 2 and 3.
The undersigned revokes any proxies previously given to vote the EnCana Common Shares covered by this form of Proxy.
DATED this       day of                     , 2009.
(If no date is shown, this form of Proxy is deemed to have been dated the day on which EnCana mailed it to the Shareholder.)

Please print the name of the Shareholder.	Signature of the Shareholder or duly authorized person.
If amendments or variations to matters identified in the Notice of Special Meeting or any other matters properly come before the Meeting or any adjournments thereof, this form of Proxy confers discretionary authority upon the Proxyholder to vote on such amendments, variations or other matters as the Proxyholder sees fit. At the date of the Notice of Special Meeting, the management of EnCana knows of no such amendments, variations or other matters to come before the Meeting.
See other side for voting options AND other important information.

VOTE BY MAIL: DEADLINE — MUST BE RECEIVED BY NOVEMBER 23, 2009 (10:00 A.M. CALGARY TIME)
Please date this form of Proxy and sign exactly as the name appears in Box 1 below. If the EnCana Common Shares are held jointly, any one of the joint owners may sign. In the case of a Shareholder which is a body corporate or an association, the Proxy must be executed by a duly authorized officer or by an authorized attorney. When signing as executor, administrator, guardian, trustee or attorney, please give full title as such. A notarially certified copy of the letters probate, letters of administration, power of attorney, or other authority under which this form of Proxy is signed must be deposited with this form of Proxy.
To be treated as valid, this form of Proxy must be properly completed as specified herein and received by CIBC Mellon Trust Company no later than 10:00 a.m. (Calgary time) on November 23, 2009 via mail (postage prepaid self-addressed envelope is enclosed), or otherwise delivered to CIBC Mellon Trust Company, 600 The Dome Tower, 333 — 7 Avenue SW, Calgary, Alberta T2P 2Z1, Attention: Proxy Department, or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the reconvened meeting.

OR	VOTE BY PHONE: DEADLINE — NOVEMBER 23, 2009 (10:00 A.M. CALGARY TIME)
To vote by phone, use any touch-tone phone to transmit your voting instructions. Phone 1-866-271-1207 (English and French) and follow the instructions the Vote Voice provides you. Have this form of Proxy available when you call. Your 13-digit Control Number is located in Box 2 below.

OR	VOTE BY FAX: DEADLINE — NOVEMBER 23, 2009 (10:00 A.M. CALGARY TIME)
To vote by fax, send your voting instructions to 1-866-781-3111 (toll free in North America) or to 1-416-368-2502 (from outside North America). If faxing, you MUST SEND IN BOTH SIDES of your proxy form as your shareholder account information is needed to process your vote.

OR	VOTE BY INTERNET: DEADLINE — NOVEMBER 23, 2009 (10:00 A.M. CALGARY TIME)
To vote by internet, use the internet to transmit your voting instructions and for electronic delivery of information. Have this form of Proxy available when you access the website at www.eproxyvoting.com/encana. You will be prompted to enter your 13-digit Control Number which is located in Box 2 below. You may also appoint a person other than the persons designated on this form of Proxy by following the instructions provided on the website.
The Chairman of the Meeting has the discretion to accept late proxies after the deadlines set forth above.
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF ENCANA FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 25, 2009. THE ATTENTION OF SHAREHOLDERS IS DIRECTED TO THE INFORMATION CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY.

Box 1

If you have any questions, please call CIBC Mellon
Trust Company toll free at 1-866-580-7145
in North America
or at 1-416-643-5990 outside North America.
Box 2

Control Number